

November 4, 2010

Via facsimile to ((310) 789-1459) and U.S. Mail

Dale E. Short, Esq.
TroyGould PC
1801 Century Park East
16th Floor
Los Angeles, CA 90067

>   **Re: Prospect Medical Holdings, Inc.**
>   **Preliminary Revised Schedule 14A**
>   **Filed November 2, 2010**
>   **File No. 001-32203**
>
>   **Amended Schedule 13E-3**
>   **Filed November 2, 2010**
>   **File No. 005-81215**

Dear Mr. Short:

We have reviewed your filing and have the following comments.

Preliminary Revised Schedule 14A

Special Factors

Background of the Merger, page 22

1.   We note the revisions made in response to prior comment 4. Please revise the disclosure to comply with Item 1015(b)(6) of Regulation M-A with respect to the May 28 and the June 2 UBS presentations. Also, confirm supplementally that UBS did not provide written materials on June 2, 2010; alternatively, please file those materials as an exhibit to your Schedule 13E-3.

2.   Refer to the paragraph relating to events occurring on August 3, 2010. Please confirm supplementally, with a view toward revised disclosure, whether the closing of the merger could be delayed due to the CDPH surveys or their results.

3.   We note the developments that occurred relating to the Alta hospitals in late October 2010, the $9 million payment received by the company, equivalent to approximately 4% of the value of the current transaction, and Leonard Green's rejection of an increase in the per share consideration. Please revise your disclosure to explain how the special committee and board were able to

determine the continued fairness of the transaction given this apparent unaccounted benefit to Leonard Green.

Recommendation of the Special Committee, page 39

4.   Refer to the paragraph after the last bullet point on page 42. Please revise your disclosure to include the fact that if the Additional Employee Investors vote as expected, then the vote of the unaffiliated security holders will be irrelevant to the approval of the transaction, and explain how the special committee was able to reach its procedural fairness despite this.

Opinion of the Special Committee's Financial Advisor, page 60

5.   We note the revisions made in response to prior comment 11. Please explain why the special committee did not, and does not intend to, obtain an updated opinion from UBS.

6.   We reissue prior comment 12. Please disclose the relevant underlying data (i) for each company in the Selected Companies Analysis (page 7 of the UBS presentation dated August 14, 2010 and filed as an exhibit to the Schedule 13E-3), (ii) for each transaction in the Selected Transaction Analysis (page 8 of the UBS presentation), and (iii) for the Discounted Cash Flows Analysis (page 9 of the UBS presentation), including a cross-reference to the projections disclosed elsewhere in the proxy statement.

Management's Projected Financial Information, page 65

7.   We reissue prior comment 17, which sought additional disclosure as required by Regulation G.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions